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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-36754

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/21__ AND ENDING __12/31/21__

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __TradeUP Securities Inc.__

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__101 Eisenhower Pkwy #105__

(No. and Street)

__Roseland__	__NJ__	__07068__
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

__Lei Huang__	__6469785180__	__lei.huang@tradeup.com__
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__Mazars USA LLP__

(Name – if individual, state last, first, and middle name)

60 Crossways Park Drive West, Suite 301	__Woodbury__	__NY__	__11797__
(Address)	(City)	(State)	(Zip Code)

__10/8/2003__	__339__
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

---

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Lei Huang _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of TradeUP Securities Inc. _____, as of 12/31 _____, 2021____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

KAMEKO CRAIG
NOTARY PUBLIC - STATE OF NEW YORK
NO. 01CR6411895
QUALIFIED IN NASSAU COUNTY
COMMISSION EXPIRES 12/07/20__24

Notary Public

Title:
Acting CEO

This filing** contains (check all applicable boxes):

☑ (a) Statement of financial condition.

☑ (b) Notes to consolidated statement of financial condition.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to consolidated financial statements.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



101 Eisenhower Parkway, Roseland
NJ 07068
Tel: 1-800-962-7726 | Fax: 973-228-9762

PUBLIC

TRADEUP SECURITIES INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2021



TRADEUP SECURITIES INC.

CONTENTS



Mazars USA LLP
60 Crossways Park Drive West
Suite 301
Woodbury, New York 11797

Tel: 516.488.1200
www.mazars.us

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of TradeUP Securities Inc.

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of TradeUP Securities Inc., (the "Company"), as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company, as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2021.

Mazars USA LLP

Woodbury, NY
March 14, 2022

TRADEUP SECURITIES INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2021

ASSETS

Cash	209,729,074
Cash segregated under federal regulations	258,369,993
Deposits with clearing organization	35,656,265
Receivable from customers	197,472,881
Receivable from broker-dealers	3,559,293
Securities borrowed	6,056,229
Right of use asset	213,028
Office equipment, at cost (net of accumulated depreciation of $ 75,929)	107,835
Investment in the Depository Trust and Clearing Corporation	291,547
Securities owned, at fair value	156,169
Other assets	8,278
Total assets	$ 711,620,592

LIABILITIES AND STOCKHOLDER'S EQUITY

Payable to customers	$ 429,790,876
Payable to broker-dealers	499,978
Securities loaned	175,266,960
Accrued expenses and other liabilities	9,989,918
Total liabilities	615,547,732
Stockholder's equity	
Common stock, no par value; 2,500 shares authorized, issued and outstanding	24,815
Additional paid-in-capital	88,800,000
Retained earnings	7,248,045
Total stockholder's equity	96,072,860
Total liabilities and stockholder's equity	$ 711,620,592

See accompanying notes to Statement of FInancial Condition

1. Nature of Operations

Nature of Operations

TradeUP Securities Inc., formerly known as Marsco Investment Corporation (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Municipal Securities Rulemaking Board ("MSRB"). The Company is a self-clearing broker-dealer and a member of the Depository Trust and Clearing Corporation ("DTCC"). The Company registered with Commodity Futures Trading Commission ("CFTC") on August 8, 2019. The Company's principal business is that of an online securities broker, whereby it executes orders on behalf of its customers and provides financing for such transactions. The Company also generates income through securities loaned transactions.

On July 12, 2019, the Company was acquired by Tiger Fintech Holdings, Inc. ("TFH"), a wholly owned subsidiary of parent Up Fintech Holding Limited.

2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts disclosed in the financial statements. Actual results could differ from those estimates.

Cash and Cash Segregated under Federal Regulations

The Company is required to segregate cash for the exclusive benefit of customers, as defined by Rule 15c3-3 under the Securities Exchange Act ("SEA") of 1934. The Company continually reviews the credit quality of the financial institutions and has not experienced default. As a result, the Company does not have an expectation of credit losses for these arrangements. For the purposes of the statement of cash flows, the Company considers highly liquid investments with a maturity of three months or less to be cash equivalents and "cash and restricted cash" consists of "cash" and "cash segregated under federal regulations". No cash equivalents were held at December 31, 2021.

Concentrations of Credit Risk

The Company maintains its cash balances in six large financial institutions. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution. The Company is subject to credit risk to the extent any financial institution with which it conducts business is unable to fulfill contractual obligations on its behalf. Management monitors the financial condition of such financial institutions and does not anticipate any losses from such counterparties. At December 31, 2021, the Company has approximately $466,900,000 in excess of the insured limits.

Depreciation

Office equipment is stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives (3-5 years) of the related assets.

2. Summary of Significant Accounting Policies (Continued)

Securities Transactions/Revenue Recognition

The Company has adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

The Company participates in stock lending activities to counter-parties through master securities loan agreements. Each time a counter party enters into a stock lending agreement, the Company charges stock loan income which is calculated based on an agreed upon rate and the value of the underlying securities. The Company believes that the performance obligation is satisfied over time based on contractual terms with counterparties.

Interest income is recorded on an accrual basis. Margin Interest is recognized in accordance with the Company's customer account agreements.

The 2021 opening and ending balances of contract assets and liabilities are as follows:

		January 1, 2021		December 31, 2021
Receivable from customers	$	8,239,526	$	197,472,881
Receivable from broker-dealers	$	2,786,272	$	3,559,293
Securities borrowed	$	1,491,486	$	6,056,229
Payable to customers	$	37,170,944	$	429,790,876
Payable to broker-dealers	$	2,379	$	499,978
Securities loaned	$	38,267,015	$	175,266,960

2. Summary of Significant Accounting Policies (Continued)

Income Taxes

On July 12, 2019, the Company was acquired by TFH, and converted to C Corporation status on that date.

There are no material current or deferred income tax amounts reflected in the accompanying financial statements. As of and for the period ended December 31, 2021, the Company files its income tax returns as a wholly owned subsidiary of TFH. All tax effects of the Company's income or loss are included in the tax returns of TFH. However, the Company computes its tax provision as if it were filing a return on a modified separate return basis. Generally, the Company is subject to income tax examinations by major taxing authorities during the three-year period prior to the period covered by these financial statements.

The Company's management is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The Company does not expect that its assessment regarding unrecognized tax benefits will materially change over the next twelve months. However, management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, questioning the timing and amount of deductions, compliance with U.S. Federal, U.S state and foreign tax laws, and changes in the administrative practices and precedents of the relevant taxing authorities.

At December 31, 2020, the Company had a standalone federal net operating loss carryforward ("NOL") of approximately $800,000 for Federal and State income tax purposes. The Company had previously recorded a full valuation allowance against the net deferred tax assets. During 2021, the Company reversed the valuation allowance of approximately $171,000 and utilized the prior NOLs to offset 2021 taxable income. The Company paid $1,472,000 to TFH to cover estimated taxes during 2021. At December 31, 2021, the Company has a payable to TFH related to the tax provision of approximately $451,000, which is included in accrued expenses and other liabilities in the statement of financial condition.

The Company's income tax returns for the tax years 2018, 2019 and 2020 are subject to examination by tax authorities.

Credit Loss on Financial Instruments

The Company has adopted the Financial Accounting Standard Board's ("FASB") Accounting Standard Update ("ASU") 2016-13, Financial Instruments – Credit Losses: Measurement of Credit Losses on Financial Instruments. This guidance requires entities to use a current expected credit loss impairment model based on expected losses rather than incurred losses. Under this model, an entity would recognize an impairment allowance equal to its current estimate of all contractual cash flows that the entity does not expect to collect from financial assets measured at amortized cost within the scope of the standard. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. Management does not believe that an allowance is required as of December 31, 2021.

2. Summary of Significant Accounting Policies (Continued)

Securities borrowed and loaned

Securities borrowed and loaned result from transactions with other brokers, dealers or financial institutions. These transactions are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require us to provide the counterparties with cash collateral. The Company receives collateral in the form of cash in an amount generally in excess of their fair value of the securities loaned. All securities borrow and loan transactions have an open contractual term and, upon notice by either party, may be terminated within two business days. The Company manages risks associated with its securities lending and borrowing activities by requiring credit approvals for counterparties, by monitoring the markets value of securities loaned and collateral values for securities borrowed on a daily basis and requiring additional cash as collateral for securities loaned or return of collateral for securities borrowed when necessary. The Company's securities lending transactions are subject to enforceable master netting arrangements with other broker-dealers, however, the Company does not net securities lending transactions in the statement of financial condition. The Company applies the practical expedient based on collateral maintenance provisions in estimating an allowance for credit losses for securities borrowed receivables. Management has determined that no credit loss reserves are necessary at December 31, 2021.

3. Fair value of financial instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Assets and liabilities recorded at fair value are categorized within the fair value hierarchy based upon the level of judgment associated with the inputs used to measure their value.

Inputs are broadly defined as assumptions that market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2: Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly; and fair value is determined through the use of models or other valuation methodologies.

Level 3: Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation.

The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). A market is active if there are sufficient transactions on an ongoing basis to provide current pricing information for the asset or liability, pricing information is released publicly, and price quotations do not vary substantially either over time or among market makers. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the reporting entity.

Securities that trade in active markets and are valued using quoted market prices, broker or dealer quotations or alternative pricing sources with reasonable levels of price transparency are classified within Level 1 of the fair value hierarchy.

At December 31, 2021, securities owned, at fair value were based upon quoted market prices in active markets. These are categorized as Level 1 in the fair value hierarchy.

3. **Fair value of financial instruments (Continued)**

At December 31, 2021, the Investment in Depository Trust and Clearing Corporation was categorized as a Level 3 privately held investment. The price was determined based on the formula set forth in the shareholder's agreement.

4. **Receivables from and Payables to Customers**

Receivables from and payables to customers include amounts due on cash and margin transactions. Securities owned by customers are held as collateral for the receivables.

5. **Receivables from and Payables to Broker-Dealers**

Amounts receivable from and payable to broker-dealers at December 31, 2021 consist of the following:

	Receivable		Payable	
Deposit	$	593,277	$	-
Securities failed to deliver/receive	$	109,470	$	499,978
Stock loan rebates receivable	$	2,273,396	$	-
Stock option rebates receivable	$	573,150	$	-
Others	$	10,000	$	-
	$	3,559,293	$	499,978

Securities failed to deliver or receive represent the contract value of the amount failed to be received or delivered as of the date of the Statement of Financial Condition. Securities borrow/loan fees represent interest (rebate) on the cash received or paid as collateral on the securities borrowed or loaned.

6. **Office Equipment**

Office equipment consists of the following:

Office equipment	$	183,764
Less: accumulated depreciation	$	(75,929)
	$	107,835

7. **Bank Line of Credit**

The Company has a credit line of $20,000,000 under a brokerage credit agreement of which $20,000,000 was available at December 31, 2021. Borrowing under the credit line incurs interest, payable monthly at a floating rate that is geared toward prime. Borrowings are due on demand and secured by customer securities pledged by the Company. There was no drawing against the credit line during 2021 or at December 31, 2021.

8. **Financial Instruments with Credit Risk and Other Off-Balance-Sheet Risk**

In the normal course of business, the Company executes, as agent, securities transactions on behalf of its customers. If either the customer or a counterparty fails to perform, the Company may be required to discharge the obligations of the nonperforming party. In such circumstances, the Company may sustain a loss if the market value of the security is different from the contract value of the transaction.

In the normal course of business, the Company may pledge or deliver customer securities as collateral in support of various secured financing sources such as bank loans and securities loaned. In the event that the counterparty

8. Financial Instruments with Credit Risk and Other Off-Balance-Sheet Risk (Continued)

is unable to meet its contracted obligation and return customer securities pledged as collateral, the Company may be obligated to purchase the security in order to return it to the owner. In such circumstances, the Company may incur a loss up to the amount by which the market value of the security exceeds the value of the loan or other collateral received or in the possession and control of the Company.

The Company has a nationwide retail customer base. The Company conducts business with brokers and dealers, clearing organizations and depositories that are primarily located in the New York area. The majority of the Company's transactions and, consequently, the concentration of its credit exposures, are with customers, broker-dealers and other financial institutions in the United States of America. These transactions result in credit exposure in the event that the counterparty fails to fulfill its contractual obligations.

The Company monitors required margin and collateral levels daily in compliance with regulatory and internal guidelines and controls its risk exposure on a daily basis through financial, credit and legal reporting systems. Pursuant to such guidelines, the Company may require customers to deposit additional cash or collateral, or to reduce positions, when deemed necessary. Accordingly, management believes that it has effective procedures for evaluating and limiting the credit and market risks to which it is subjected.

The Company may be exposed to off-balance sheet risk from the potential inability of customers or other counterparties to meet the terms of their contracts in connection with the clearance and settlement of securities. With respect to these activities the Company may be obligated to purchase the identical securities in the open market at prevailing prices in the event of non-performance by the customer or counterparty. At December 31, 2021, the fair value of securities failed to receive was $499,978, which is included in Payables to Broker-dealers in the statement of financial condition.

9. Related Party Transactions

The Company is party to an Expense Sharing Agreement with US Tiger Securities, Inc. (US Tiger). Under this agreement, US Tiger will make available certain of its employees to the Company, and the Company will pay US Tiger for its allocated share of the compensation to those employees. The amount of approximately $490,000 is payable to US Tiger for the year ended December 31, 2021 and included in accrued expenses and other liabilities in the accompanying statement of financial condition.

In addition, the Company is party to a Master Securities Lending Agreement ("MSLA") with two affiliates. Under the agreements, the affiliates have agreed to allow the Company to lend certain securities to counter-parties. The Company shares in the revenue received from securities lending with the affiliates. The amount of approximately $7,516,000 from such revenue is payable to affiliates for the year ended December 31, 2021 and included in accrued expenses and other liabilities in the accompanying statement of financial condition.

The Company is party to a license agreement with its affiliate, TradeUp Inc. Under this agreement, the Company will pay TradeUp Inc. monthly for the use of the digital trading platform for its retail trading business. The amount of $25,000 is payable to TradeUp Inc. for the year ended December 31, 2021 and included in accrued expenses and other liabilities in the accompanying statement of financial condition.

The Company is reporting income taxes under a consolidated filing of TFH. At December 31, 2021, the Company has a payable to TFH related to the tax provision of approximately $451,000.

10. Commitments

During 2021, the Company renewed its original lease term that commenced on September 1, 2020 and ends on January 31, 2024.

As of December 31, 2021, future minimum lease rental payments are as follows:

Year ending December 31		Commitment
2022	$	105,615
2023	$	105,615
2024	$	8,801
Total	$	220,031

Reconciliation of lease commitment (undiscounted) to lease liabilities included with Accrued expenses and other liabilities in the accompanying statement of financial condition:

Total lease commitments	$	220,031
Imputed interest	$	(7,003)
Lease liabilities	$	213,028

The discount rate used to calculate the present value of future minimum lease payments was 5%.

The Company in the normal course of business entered into four non-cancellable service contracts which have expiration dates ranging from January 2024 to December 2025

Future minimum payments are approximately as follows for year ended December 31, 2021:

Year 1	$	521,000
Year 2	$	521,000
Year 3	$	461,000
Year 4	$	267,000
Total	$	1,770,000

The Company entered into employment contracts with two members of management in July 2019, which expire in July 2023, for an estimated annual compensation of $200,000 in the aggregate. In December 2021, the Company suspended these employment contracts with two members of management.

11. Concentrations

During the year ended December 31, 2021, the Company earned 93% of commission income from three clients. The Company earned 65% of interest income from two clients. The Company earned 59% of stock loan income from two clients.

At December 31, 2021, 97% of balances receivable from customers is due from two customers and 52% of stock loan rebates receivable is due from three customers.

12. Regulatory Requirements

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1). Under this rule the Company has elected to operate under the "alternate method" whereby the Company is required to maintain minimum "net capital" of $250,000 or 2% of "aggregate debit items" arising from customer transactions whichever is greater, as these terms are defined. At December 31, 2021, the Company had net capital of $95,665,200, which was $91,381,808 in excess of its required net capital of $4,283,392. The Company's ratio of net capital to aggregate debit balances to was 0.45 to 1.

The Company is subject to Rule 15c3-3 of the SEC which requires segregation of funds in a special reserve account for the exclusive benefit of customers (Rule 15c3-3). At December 31, 2021, the Company had segregated cash of $233,369,993 under Rule 15c3-3, which was $10,597,392 in excess of the requirement of $222,772,601.

In addition, as an introducing-broker regulated by the NFA, the Company is required to maintain adjusted net capital (as defined by CFTC Regulation 1.17) equivalent to or in excess of $250,000 or the minimum net amount required by the Rule, whichever is greater. At December 31, 2021, the Company had net capital of $95,665,200, which was $91,381,808 in excess of its required net capital of $4,283,392.

13. Contingencies and Other Matters

In the normal course of business activities, the Company is subject to regulatory examinations, other inquiries and other various legal actions. These matters could result in censures, fines, sanctions and legal settlements. As of the date that these financial statements were available to be issued, the Company is not aware of any such matters the outcome of which would be material and would have an adverse effect on its financial position or results of operations.

14. Subsequent Events

The Company has evaluated subsequent events for potential recognition and disclosure through the date that these financial statements were issued, and has not identified any subsequent events that required adjustment or disclosure.